Exhibit 99.2

LETTER OF TRANSMITTAL
To Accompany Shares of
8.5% NON-CUMULATIVE GUARANTEED PREFERENCE SHARES, SERIES A OF ESPIRITO SANTO OVERSEAS, LIMITED
(Please read carefully this Letter of Transmittal and the Instructions below)
THE BANK OF NEW YORK
REDEMPTION AGENT

Dear Preferred Shareholder:

On December 1, 2003, Espirito Santo Overseas, Limited (the Company) will be redeeming all of its 8.5% Non-Cumulative Guaranteed Preference Shares through the use of its optional redemption provisions. In connection with this redemption, all of your shares have been called for redemption. Holders of the 8.5% Non-Cumulative Guaranteed Preference Shares will receive $25.00 in cash along with accrued and unpaid dividends up to December 1, 2003, in the amount of $0.36007 per share, for each share redeemed. For further information pertaining to the redemption of the Company’s 8.5% Non-Cumulative Guaranteed Preference Shares please refer to our Letter to Stockholders, a copy of which is enclosed for your convenience.

Please verify the total share position as indicated on the address label attached to this Transmittal Form to insure that you have submitted the proper number of shares for redemption. Once verified, please sign the Transmittal Form and submit it with your unsigned certificate(s) for payment of the redemption price to The Bank of New York, Redemption Agent. Your Transmittal Form and certificates may be submitted either by mail (registered or certified) or by hand to the following address:

By Mail	By Overnight Delivery	By Hand

The Bank of New York	The Bank of New York	The Bank of New York
Reorganization Services	Reorganization Services	Reorganization Services
P.O. Box 11248	101 Barclay Street	101 Barclay Street
Church Street Station	Receive and Deliver Window	Receive and Deliver Window, Street Level
New York, New York, 10286-1248	New York, NY 10286	New York, NY 10286

Dividends on your share(s) called for redemption will cease to accrue on December 1, 2003.

If you have any questions pertaining to this redemption, please call The Bank of New York at 1-800-507-9357.

Very truly yours,

Espirito Santo Overseas, Limited

(continued on back page)

DETACH TRANSMITTAL FORM HERE

TRANSMITTAL FORM – ESPIRITO SANTO OVERSEAS, LIMITED, 8.5% NON-CUMULATIVE GUARANTEED PREFERENCE SHARES, SERIES A
This Transmittal Form must accompany certificates (“Certificates”) for shares of Espirito Santo Overseas, Limited, 8.5% Non-Cumulative Guaranteed Preference Shares, Series A when you exchange them for the redemption price to which you are entitled.
I/we verify that I/we have complied with all requirements as stated in the instructions mailed with this card. I/we agree to be bound by and agree that this Transmittal Form is subject to the terms, conditions and limitations as set forth in this Letter of Transmittal, including the detached portion of this page as well as the accompanying instructions.
Forms must be completed in black or blue ink.

Caution: Please do not fold, staple or tear this card.

Return this card along with your stock certificate(s) in the enclosed envelope to:
The Bank of New York, Reorganization Services
P.O. Box 11248, Church Street Station, New York,
N.Y. 10286-1248
Change address as necessary.

SIGNATURE: Card must be signed by registered holder(s) exactly as name(s) appear on certificate(s) or by person(s) authorized to sign on behalf of registered holder(s) by documents transmitted herewith. Please see instruction 2.

(Continued from front page)

The undersigned represents that (i) the undersigned has full authority to surrender the shares delivered herewith in exchange for the redemption price as provided herein, free and clear of all liens, claims and encumbrances, and (ii) when the redemption price is delivered by The Bank of New York (the “Redemption Agent”), Espirito Santo Overseas, Limited will not be subject to any adverse claim in respect of such shares.

The undersigned will, upon request, execute and deliver any additional documents reasonably deemed appropriate or necessary by Espirito Santo Overseas, Limited or the Redemption Agent in connection with the surrender of the shares. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding on the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

The undersigned hereby irrevocably appoints the Redemption Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to the shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to deliver such shares, together with all accompanying evidences of transfer and authenticity, to Espirito Santo Overseas, Limited, or such other recipient designated by Espirito Santo Overseas, Limited, upon receipt by the Redemption Agent, as the undersigned’s agent, of the redemption price.

The undersigned understands and acknowledges that surrender of the shares is not made in acceptable form until receipt by the Redemption Agent of this Letter of Transmittal (or an originally signed facsimile copy hereof), duly completed and signed together with all accompanying evidences of authority in form acceptable to Espirito Santo Overseas, Limited. All questions as to validity, form and eligibility of any surrender of shares hereunder will be determined by Espirito Santo Overseas, Limited (which may delegate power to make such determination in whole or in part to the Redemption Agent) at its sole discretion, and such determination shall be final and binding.

The undersigned understands and acknowledges that payment of the redemption price for surrendered Shares will be made as promptly as practicable after surrender of the shares is made in acceptable form and that in no event will the undersigned receive any interest on the redemption price.